

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2011

Via Facsimile
Mr. Yuzhu Shi
Chief Executive Officer
Giant Interactive Group Inc.
11/F, No. 3 Building, 700 Yishan Road
Shanghai, 200233
People's Republic of China

> **Re: Giant Interactive Group Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 17, 2011**
> **File No. 001-33759**

Dear Mr. Shi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 3. Key Information

D. Risk Factors

General

1.   Please ensure that the risk factors you present are specific to Giant or its industry. We suggest that the disclosure in this section be revisited with each Form 20-F filing.

Risks Relating to Our Business and Industry

"We could be liable for breaches of security of our website and third-party online payment
system, which may have…", page 10

2.   We note that for the years ended 2008, 2009 and 2010, 11.4%, 13.97% and 15.92%,
        respectively, of your sales were generated by a single third-party online payment system.
        To the extent that you have an agreement governing this payment system, please ensure
        that the material terms of this agreement are set forth; further, please provide us with your
        analysis as to why you have not filed this agreement as an exhibit to your filing. See
        Paragraph 4 to Instructions as to Exhibits of Form 20-F.

"As a 'controlled company,' we are exempt from certain New York Stock Exchange corporate
governance requirements…," page 26

3.   In future filings, please revise this risk factor to specifically identify the controlling
        shareholder (i.e., Yuzhu Shi), the percentage of stock he controls, and the material risks
        that being a "controlled company" presents for investors. Further, please clarify whether
        you intend to follow Cayman Islands law rather than the New York Stock Exchange
        corporate governance requirements for any issues, such as certain dilutive events.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Factors Affecting Our Operating Results, page 45

4.   As a general rule, you should describe in greater detail how any known trends,
        uncertainties, demands, commitments or events may affect your operations specifically.
        Your current disclosure appears to simply list trends that may affect companies across
        your industry generally without discussing exactly how those trends may affect your
        operations.

B. Liquidity and Capital Resources, page 57

5.   Please describe how any earnings will be transferred from your onshore PRC subsidiaries
        and VIE to your offshore companies (e.g., dividend payments). Your disclosures should
        highlight the restrictions on your ability to transfer cash flows between entities. To the
        extent dividends are only payable out of retained earnings as determined in accordance
        with PRC accounting standards, explain the significant differences between retained
        earnings as determined in accordance with PRC accounting standards as compared to
        retained earnings as presented in your financial statements. Further, please disclose the
        aggregate undistributed earnings held by your PRC subsidiaries and VIE that were
        available for distribution at December 31, 2010, and whether they are subject to any PRC

dividend withholding taxes upon distribution. Finally, disclose if there are further restrictions on cash transfers of these undistributed earnings as a result of PRC government control of currency conversion.

6.   Please disclose the total amount of cash, cash equivalents and short term investments held by your PRC subsidiaries and VIE as of December 31, 2010 that would be subject to foreign withholding taxes and other corporate income tax if remitted to your holding company, or distributed to shareholders. Your disclosures should clearly discuss the implications of having cash held by foreign subsidiaries on your liquidity needs.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 73

7.   We note that your cash, cash equivalents and short-term investments totaled $914 million as of December 31, 2010. Tell us what consideration you gave to the quantitative disclosure requirements provided for in Item 11 of Form 20-F, as it relates to your interest rate risk.

Item 19. Exhibits, page 78

8.   You report on page 63 that you have entered into employment agreements with each of your executive officers. Your exhibit index, however, reflects that you have only filed as an exhibit the employment agreement with Yuzhu Shi. Please advise as to why you have not included as exhibits the employment agreements with your other executive officers. See Instruction as to Exhibits 4(c) of Form 20-F.

Audited Consolidated Financial Statements as of December 31, 2009 and 2010

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

2) Consolidation, page F-10

9.   Please clarify the fees that you earn under the terms of the technical consulting and service agreement with Giant Network. In this regard, we note your disclosure on page 44 that fees will be determined on an arms-length and reasonable basis based on the costs incurred by Zhengtu Information and Giant Network. Clarify how fees are currently determined and whether the contract terms provide for a fixed percentage of net income that you earn. To the extent the contract does not provide for a specific allocation of net income, clarify your disclosure to explain how you have a current and ongoing right to returns that are potentially significant to Giant Network. Please also clarify the risks that might impact these rights.

10.   Please tell us what consideration you gave to the following presentation and disclosure requirements of ASC 810-10-50:

- Separate presentation on the balance sheets asset of VIE assets that can only settle VIE obligations, and liabilities for which creditors do not have recourse to the general credit of the Company;
- Whether the reporting entity has provided financial or other support during periods presented to the VIE that it was not previously contractually required to provide; and
- The carrying amount and classification of the consolidated VIE's assets and liabilities, including qualitative discussion of restrictions on assets.

11.   Please expand your disclosure to more fully describe the risks associated with your VIE structure and the factors that might cause the Company to lose the rights to direct the activities or receive the economic benefits of the VIE, including the following:

- Whether the owners of the VIEs are different than the owners of the Company;
- A description of the renewal, cancellation and termination provisions of your contracts, including penalties incurred for termination; and
- Whether there are any significant judgments, assumptions, or risks regarding enforceability of the contracts, and the potential impact of these risks on the Company's ability to consolidate the VIEs, including divergent shareholder interest in the VIE and the Company, uncertainty in the PRC legal system and whether the equity interest pledge agreements have been registered with the PRC regulator.

14) Revenue Recognition, page F-20

12.   We note your disclosure that you entered into a three year Software Cooperation Agreement with Shenzhen Tencent Computer Systems Company Limited. Tell us why you account for the royalty income and service fees under the agreement in accordance with ASC 605-25-25 rather than ASC 985-605. Further, please clarify how you determine fair value for each element in the arrangement.

13.   We note your disclosure that you receive royalty revenue from a third party incorporated in Taiwan, and that as a result of foreign currency restrictions over the remittance of funds from Taiwan to the PRC to repay outstanding payables to the Group, such royalty income is recorded at the estimated fair value of personnel services paid by the third party on behalf of the Group. Tell us the amount of revenue you have recognized pursuant to this arrangement for each period presented, and your consideration to disclosing these amounts. Further, tell us how the fair value of the licensing rights exchanged in these transactions (as established by transactions with other parties), compares to the fair value of the personnel services received.

14.   Please describe the nature of the premium features referenced in this note. In this regard, tell us and disclose in future filings whether these features are virtual services, "consumable" virtual items and the "permanent" virtual items discussed in your critical accounting policy. Your disclosure should address your revenue recognition policy for each significant deliverable.

15) Cost of Services, page F-23

15.   We note your disclosure that cost of services includes royalty fees charged by the Group's PRC subsidiary, Zhengtu Information, to the Group's VIE subsidiary, Giant Network. Tell us why these amounts are not eliminated in consolidation.

4. Short-term investments, page F-33

16.   Tell us and disclose in future filings how you estimated the fair value of the investment contracts in New China Trust and Shanghai Lingang and Anhui Hailuo. See ASC 825-10-50-10(b).

5. Deconsolidation Of A Subsidiary, page F-35

17.   We note that you have a $4.3 million receivable from Huayi Brothers Media Corporation relating to the sale of your 51% interest in Huayi Juren Information, and a $3.7 million receivable for advances made to Hurai Juren Information. Tell us if these amounts have subsequently been received. If not, tell us what the repayment terms are, and if receipt is contingent upon any future events. Tell us what consideration you gave to the timing and probability of receipt in determining the fair value of these receivables, and the measurement of your gain. Further, we note your disclosure on page 35 that following the sale of your controlling interest to Huyai Brothers Media Corporation, you continue to operate KIII. Tell us what consideration you gave to the provisions of SAB Topic 5E and your continuing involvement with the entity in determining the recognition and measurement of your gain.

17. Income Tax Expense

18.   We note your disclosure on page F-44 that the PRC Income Tax Law imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. Please disclose the amount of undistributed earnings that would be subject to such withholding taxes.

19.   We note your disclosure on page F-46 that you intend to permanently reinvest all undistributed earnings of your foreign subsidiaries, as of December 31, 2010, to finance future operations, and that the amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined

because such a determination is not practicable. We further note your disclosure in your Second Quarter Fiscal 2011 results, included in your Form 6-K filed August 9, 2011, that you incurred a withholding tax of $40.2 million associated with the repatriation of cash for a significant special dividend intended to be paid to shareholders during the third quarter of 2011. Tell us how you considered the factors in ASC 740-30-25-17 in determining that no tax liabilities should be recognized for these earnings.

4. Statutory Reserves

20.   Tell us what consideration you gave to disclosing the amount of retained earnings that are free of restrictions. See Rule 4-08(e)(1) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief